Exhibit 99.6

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 1.1 14475 EXTRAORDINARY GENERAL MEETING HUTCHMED (CHINA) LIMITED (Continued and to be signed on the reverse side) Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at https://equiniti.com/us/ast-access or supply your email address below or on the reverse side. ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to https://equiniti.com/us/ast-access and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: • Go to https://equiniti.com/us/ast-access and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available.

EXTRAORDINARY GENERAL MEETING HUTCHMED (CHINA) LIMITED March 31, 2025 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on March 20, 2025. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Resolution presented for consideration at the Extraordinary General Meeting on March 31, 2025. THE BOARD RECOMMENDS A VOTE "FOR" THE RESOLUTION. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 00003000000000000000 7 033125 1. To approve the transactions related to the sale and purchase of a total of 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited under various agreements, and all actions by the Company and/or its subsidiaries pursuant or incidental to such transactions as detailed in the notice of the Meeting. FOR AGAINST ABSTAIN ORDINARY RESOLUTION